UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release dated May 21, 2026
99.2	Press Release dated May 21, 2026
99.3	Underwriting Agreement dated May 21, 2026
99.4	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: May 22, 2026	By:	/s/ Keith Vendola
Name: Keith Vendola
Title: Chief Financial Officer